[CADWALADER, WICKERSHAM & TAFT LLP LETTERHEAD]



May 15, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549



Re:   The Children's Place Retail Stores, Inc.
      Preliminary Proxy Materials on Schedule 14A
      -------------------------------------------

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, we hereby file on behalf of our client, Ezra Dabah, Mr. Dabah's preliminary proxy statement on Schedule 14A relating to the annual meeting of shareholders of The Children's Place Retail Stores, Inc. (the "Company"). As indicated in the proxy statement, Mr. Dabah intends to solicit proxies in support of the election of a slate of directors in opposition to the Company's current board of directors and to propose a stockholder resolution that any provision of the Bylaws that is adopted by the board and not the shareholders of the Company after March 5, 2009 be repealed.

Mr. Dabah intends to mail his definitive proxy materials to the Company's shareholders on or about the 10th day following this filing. Please telephone the undersigned at (212) 504-5555 if you have any questions or comments.

Very truly yours,



/s/ Dennis J. Block
-------------------
Dennis J. Block

Enclosure

cc:   Ezra Dabah



Dennis J. Block     Tel 212 504 5555    Fax 212 504 6666    dennis.block@cwt.com